WORLD FUNDS TRUST

Distribution and Service Plan
of
REMS Real Estate Value-Opportunity Fund
Class P Shares

This Plan of Distribution (the "Plan") has been adopted pursuant to Rule 12b-1 (the "12b-1 Rule") under the Investment Company Act of 1940, as amended (the "1940 Act") by the World Funds Trust. (the "Trust") for shares of the Trust’s REMS Real Estate Value-Opportunity Fund series (the "Fund"). The Plan has been approved by a majority of the Trust’s Board of Trustees, including a majority of the trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan (the "12b-1 Trustees"), by votes cast in person at a meeting called for the purpose of voting on the Plan.1 The Trust contemplates that the Plan shall operate as a compensation Plan.

           The Plan provides that:

1.         Subject to the limits on payments under the Plan set forth herein, or in any annual budget approved by the Trust, the Trust shall pay the amounts called for under the Plan to third parties involved in distribution of the Fund’s shares. Such payments shall be applied for all expenses incurred by such parties in the promotion and distribution of the Fund’s shares. For this purpose, expenses authorized under the Plan include, but are not limited to, printing of prospectuses and reports used for sales purposes, expenses of preparation of sales literature and related expenses, advertisements, salaries and benefits of employees involved in sales of shares, telephone expenses, meeting and space rental expenses, interest charges on funds used to finance activities under this Plan, and other distribution-related expenses, as well as any service fees paid to securities dealers or others who have executed an agreement with the Trust or its affiliates.

1   In its consideration of the Plan, the Board of Trustees considered the proposed schedule and nature of payments under the Plan. The Board of Trustees concluded that the proposed payments, including reimbursement of the Trust’s principal underwriter, First Dominion Capital Corp. (the “Distributor") for distribution expenses, under the Plan is fair and not excessive. Accordingly, the Board of Trustees determined that the Plan should provide for such reimbursement and that adoption of the Plan would be prudent and in the best interests of the Trust and the Fund’s shareholders. Such approval included a determination that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that the Plan will benefit the Trust, the Fund and the Fund’s shareholders.

2            The following agreements are deemed to be "agreements under the Plan" and the form of each such agreement, and any material amendments thereto, shall be approved as required under the 12b-1 Rule:

a. Any distribution agreement between the Trust and its national distributor, or any other distributor of shares in privity with the Trust.

b. The national distributor’s selling dealer agreement.

Purchase orders for goods and services acquired from persons who are not affiliates of the Trust are not deemed to be agreements under this Plan.

3.            The maximum aggregate amount which may be reimbursed by the Trust under this Plan is 0.25% per annum of the average daily net assets of the Fund’s Class P Shares. The amount so paid shall be accrued daily, and payment thereon shall be made monthly by the Trust.

4.            It is anticipated that amounts paid by the Trust under this Plan shall be used to pay service and maintenance fees for shareholder servicing and maintenance of shareholder accounts by other providers.

5.            The Trust shall collect and disburse payments made under this Plan, and shall furnish to the Board of Trustees of the Trust for its review on a quarterly basis, a written report of the monies paid out under the Plan, and shall furnish the Board of Trustees of the Trust with such other information as the Board may reasonably request in connection with the payments made under the Plan in order to enable the Board of Trustees to make an informed determination of whether the Plan should be continued.

6.            The Plan shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually by the Trust’s Board of Trustees, including 12b-1 Trustees, cast in person at a meeting called for the purpose of voting on the Plan.

7.            The Plan, or any agreements entered into pursuant to the Plan, may be terminated at any time, without penalty, by vote of a majority of the outstanding voting securities of the Fund, or by vote of a majority of the 12b-1 Trustees, on not more than sixty (60) days’

written notice. Agreements entered into pursuant to the Plan shall terminate automatically upon their assignment.

8.            The Plan and any agreements entered into pursuant to the Plan may not be amended to increase materially the amount to be spent by the Trust for distribution pursuant to paragraph 3 of this Plan without approval by a majority of the Fund’s outstanding voting securities.

9.            All material amendments to the Plan, or any agreements entered into pursuant to the Plan, shall be approved by the Board of Trustees, including a majority of the 12b-1 Trustees, cast in person at a meeting called for the purpose of voting on any such amendment.

10.            So long as the Plan is in effect, the selection and nomination of the Trust’s trustees who are not interested persons of the Trust, as that term is defined in the 1940 Act, shall be committed to the discretion of the remaining trustees who are not interested persons of the Trust. 2

11.            This Plan shall take effect on the 15 th day of August 2014.

2 It is the current position of the U.S. Securities and Exchange Commission that a Trust adopting a plan pursuant to Rule 12b-1 under the 1940 Act commit to having a majority of its Board of Trustees comprised of trustees who are not interested persons of the Trust. The Trust currently complies with such provision and has undertaken to comply with such provision of Rule 12b-1 so long as it is in effect.